SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) comes forward with the following clarifications in attention to Letter No. 204/2023/CVM/SEP/GEA-1 of the Securities and Exchange Commission (“CVM”), attached to this Market Announcement through which the technical area of CVM refers to the news published on June 21, 2023 in the newspaper Folha de São Paulo, section Panel S.A., under the title: "Vice-President of Eletrobras is denounced in a scheme investigated by CVM" (“News”).

The Company clarifies that it has learned about the press reports about alleged fraud involving energy trading companies and, according to its current governance and compliance rules, is monitoring the matter.

We emphasize that the facts narrated in the News do not correlate with Eletrobras' actions, which have sound governance rules in relation to its executives.

The Company will keep the market informed about the matter.

Rio de Janeiro, June 26, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Exhibit

Copy of Letter no. 204/2023/CVM/SEP/GEA-1

Subject: Request for clarification on news

Dear Officer,

1. We refer to the news published on 06.21.2022 in the newspaper Folha de São Paulo, section Panel S.A., under the title: "Vice-President of Eletrobras is denounced in a scheme investigated by CVM", which contains the following statements:

A complaint lodged with CVM for alleged fraud committed by the Delta Energia Group has placed in an embarrassing situation the current vice-President of Eletrobras, João Carlos de Abreu Guimarães. Although it is still in a preliminary stage of calculation by the municipality, the complaint points to signs of simulated operations that supposedly earned two investment funds linked to Delta and that had as ballast energy purchase and sale operations in the free market. At the time, Guimarães was director of Beta, one of the group's energy companies, the pivot of the complaint. Today the executive takes care of the commercialization of energy by Eletrobras. The column obtained a copy of the complaint made by a former director involved in the business. In it, he States that Delta, through its energy market companies and third-party companies in financial difficulties, simulated energy purchase and sale operations that had the purpose of generating gains for two investment funds controlled by Delta. Beta, directed by Guimarães, was one of the main tradeoff companies in the supposed scheme.

2. In view of the above, we request that you clarify whether the news is true, and if so, explain the reasons why you believe it is not a material fact, as well as comment on other information considered important on the subject.

3. It is worth pointing out that according to art. 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity where the securities issued by the company are traded, any material act or fact occurred or related to its business, as well as care for its wide and immediate dissemination, simultaneously in all markets where such securities are traded.

4. Such manifestation shall occur through the Empresas.NET System, category: Market Announcement, type: Clarifications on CVM/B3 inquiries, subject: News Disclosed in the Media, which shall include the transcription of this letter. Compliance with this request for disclosure through a Market Announcement does not exempt the eventual determination of liability for failure to timely disclose a Material Fact, pursuant to CVM Resolution 44/21.

5. We warn that, by order of the Company Relations Superintendence, in the use of its legal attributions and based on item II, of art. 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, a coercive fine in the amount of R$ 1,000.00 (one thousand reais) will be imposed, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 06.26.2023.

This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.